FRANKLIN TEMPLETON INVESTMENTS

One Franklin Parkway

San Mateo, California 94403-1906

August 26, 2011

Filed via EDGAR (CIK #0000357310)

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:   FRANKLIN FEDERAL TAX-FREE INCOME FUND (Registrant)

      File Nos. 002-75925 and 811-03395

Ladies and Gentlemen:

On behalf of above-referenced Registrant and pursuant to Rule 477 under the Securities Act of 1933, as amended (1933 Act), we desire to withdraw, and hereby request that the Commission withdraw, Post Effective Amendment No. 36 to the Registrant's Registration Statement on Form N-1A, (the Amendment). The Amendment was filed with the Commission on August 26, 2011, (Accession No. 0001379491-11-000876) pursuant to Rule 485(b) under 1933 Act, in order to bring the financial statements and other information up to date as required by the federal securities laws.

The Registrant believes that withdrawal of the Amendment would be consistent with the public interest and the protection of investors since: 1) An exhibit was inadvertently filed with an incorrect filing type; and 2) because the filing has not yet become effective.

If you have any questions, please contact David P. Goss at (650) 312-5824.

Sincerely,

FRANKLIN FEDERAL TAX-FREE INCOME FUND

/s/ David P. Goss

Senior Associate General Counsel

DPG:rs